02 1253

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
12th September 2002

02 SEP 20 AM 11:09

SUPPL

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcement to the Australian Stock Exchange as follows.

13/08/02	Appendix 3Y 2002.
04/09/02	Tsumkwe Diamond Exploration Project, Namibia

Yours sincerely
MOUNT BURGESS MINING N.L.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

dlw 9/23

pp. **Jan Forrester**
Company Secretary

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXan'ments
4 September 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project - Namibia
(Mount Burgess Mining N L 90%, Kimberlite Resources 10%)

This is to inform you that the Company has today received confirmation from its mineral sorting department in Windhoek, Namibia, of the discovery of 3 Class 1 pyrope garnets and 2 Class 4 pyrope garnets which were recovered from a composited 6m drillhole sample taken between 48m - 54m at the base of the Kalahari sands.

This percussion drillhole was drilled some 24 kms northwest of the area in which the Company has previously discovered 3 other kimberlites.

The classifications 1 and 4 indicate that these garnets have travelled very little distance from their source. Consequently the Company believes there is good potential for the existence of a kimberlite in this area.

A gravity survey team is currently operating in this area and the drilling rig operating on the project will be mobilised to this area on completion of its current programme in order to test some of the gravity anomalies so far generated.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	App3Y - Lodged 24th June 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect Interest						Total
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nigel Raymond Forrester	Caroline Forrester (daughter)	Claire Forrester (daughter)	Jan Forrester (Spouse)	Est D M Forrester (late mother)	Salto Pty Ltd	Beta Man. Svc. S/F a/c	
Date of change							08/08/02 09/08/02	

+ See chapter 19 for defined terms.

No. of securities held prior to change A B	8,165,496 500,000	193,000 -	111,000 -	411,010 250,000	13,860	1,000,000	1,522,200	11,416,366 750,000
Class A B	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops
Number acquired A B	 -						20,000	20,000
Number disposed A B								
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation								
No. of securities held after change	8,190,496 500,000	193,000	111,000	411,010	13,860	1,000,000	1,542,200	11,461,366
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade							

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract								
Nature of interest								
Name of registered holder (if issued securities)								

+ See chapter 19 for defined terms.

Date of change								
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed								
Interest acquired								
Interest disposed								
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation								
Interest after change								

+ See chapter 19 for defined terms.